Exhibit 99.4

Fact Sheet

Revenue Growth - Q1 25

	Reported	CC
QoQ growth (%)	3.3%	3.6%
YoY growth (%)	2.1%	2.5%

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth
	Jun 30, 2024	Mar 31, 2024	Jun 30, 2023	Reported	CC
Financial services	27.5	26.4	28.1	(0.1)	0.3
Retail	13.8	14.3	14.5	(3.0)	(3.0)
Communication	12.1	12.3	11.7	5.2	5.4
Energy, Utilities, Resources & Services	13.3	13.4	12.9	5.2	6.3
Manufacturing	14.7	14.7	14.1	6.4	6.0
Hi-Tech	8.0	8.7	8.1	1.5	2.1
Life Sciences	7.3	7.3	7.2	2.7	2.9
Others	3.3	2.9	3.4	1.7	4.5
Total	100.0	100.0	100.0	2.1	2.5

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth
	Jun 30, 2024	Mar 31, 2024	Jun 30, 2023	Reported	CC
North America	58.9	59.6	60.8	(1.2)	(1.2)
Europe	28.4	28.6	26.8	8.6	9.1
Rest of the world	9.6	9.6	9.7	0.6	2.3
India	3.1	2.2	2.7	18.4	19.9
Total	100.0	100.0	100.0	2.1	2.5

Client Data

	Quarter ended
	Jun 30, 2024	Mar 31, 2024	Jun 30, 2023
Number of Clients
Active	1,867	1,882	1,883
Added during the period (gross)	87	98	99
Number of Million dollar clients*
1 Million dollar +	987	959	940
10 Million dollar +	309	315	312
50 Million dollar +	84	83	79
100 Million dollar +	40	40	38
Client contribution to revenues
Top 5 clients	13.5%	13.6%	13.4%
Top 10 clients	20.9%	20.4%	20.4%
Top 25 clients	34.9%	34.3%	34.6%
Days Sales Outstanding*	72	71	63

*	LTM (Last twelve months) Revenues

Effort & Utilization – Consolidated IT Services

(in %)

	Quarter ended
	Jun 30, 2024	Mar 31, 2024	Jun 30, 2023
Effort
Onsite	23.9	24.2	24.7
Offshore	76.1	75.8	75.3
Utilization
Including trainees	83.9	82.0	78.9
Excluding trainees	85.3	83.5	81.1

Employee Metrics

(Nos.)

	Quarter ended
	Jun 30, 2024	Mar 31, 2024	Jun 30, 2023
Total employees	315,332	317,240	336,294
S/W professionals	298,123	299,814	317,611
Sales & Support	17,209	17,426	18,683
Voluntary Attrition % (LTM - IT Services)	12.7%	12.6%	17.3%
% of Women Employees	39.2%	39.3%	39.5%

Cash Flow

In US $ million

	Quarter ended
	Jun 30, 2024	Mar 31, 2024	Jun 30, 2023
Free cash flow (1)	1,094	848	699
Consolidated cash and investments (2)(3)	4,311	4,676	3,593

In crore

	Quarter ended
	Jun 30, 2024	Mar 31, 2024	Jun 30, 2023
Free cash flow (1)	9,155	7,032	5,749
Consolidated cash and investments (2)(3)	35,943	39,005	29,469

(1)	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)

(2)	Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares and others (Non-IFRS measure)

(3)	As on June 30, 2024 cash balances excludes earmarked bank balance for dividend $1,394 Mn (11,625 crore), payment date for the dividend was July 1, 2024. As on June 30, 2023 cash balances excludes earmarked bank balance for dividend $885 Mn (7,262 crore), payment date for the dividend was July 3, 2023.

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Jun 30, 2024	Jun 30, 2023	Growth % YoY	Mar 31, 2024	Growth % QoQ
Revenues	4,714	4,617	2.1%	4,564	3.3%
Cost of sales	3,259	3,211	1.5%	3,219	1.2%
Gross Profit	1,455	1,406	3.5%	1,345	8.2%
Operating Expenses:
Selling and marketing expenses	232	217	6.9%	209	11.0%
Administrative expenses	229	228	0.4%	219	4.6%
Total Operating Expenses	461	445	3.6%	428	7.7%
Operating Profit	994	961	3.4%	917	8.4%
Operating Margin %	21.1	20.8	0.3%	20.1	1.0%
Other Income, net(1)(2)	88	57	54.4%	315	-72.1%
Profit before income taxes	1,082	1,018	6.3%	1,232	-12.2%
Income tax expense(2)	318	294	8.2%	273	16.5%
Net Profit (before minority interest)	764	724	5.6%	959	-20.3%
Net Profit (after minority interest)	763	724	5.5%	958	-20.4%
Basic EPS ($)(2)	0.18	0.17	5.4%	0.23	-20.4%
Diluted EPS ($)(2)	0.18	0.17	5.3%	0.23	-20.4%
Dividend Per Share ($)(2)(3)(4)	–	–		0.24

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Jun 30, 2024	Jun 30, 2023	Growth % YoY	Mar 31, 2024	Growth % QoQ
Revenues	39,315	37,933	3.6%	37,923	3.7%
Cost of sales	27,177	26,382	3.0%	26,748	1.6%
Gross Profit	12,138	11,551	5.1%	11,175	8.6%
Operating Expenses:
Selling and marketing expenses	1,937	1,783	8.6%	1,735	11.6%
Administrative expenses	1,913	1,877	1.9%	1,819	5.2%
Total Operating Expenses	3,850	3,660	5.2%	3,554	8.3%
Operating Profit	8,288	7,891	5.0%	7,621	8.8%
Operating Margin %	21.1	20.8	0.3%	20.1	1.0%
Other Income, net(1)(2)	733	471	55.6%	2,619	-72.0%
Profit before income taxes	9,021	8,362	7.9%	10,240	-11.9%
Income tax expense(2)	2,647	2,417	9.5%	2,265	16.9%
Net Profit (before minority interest)	6,374	5,945	7.2%	7,975	-20.1%
Net Profit (after minority interest)	6,368	5,945	7.1%	7,969	-20.1%
Basic EPS ()(2)	15.38	14.37	7.0%	19.25	-20.1%
Diluted EPS ()(2)	15.35	14.35	7.0%	19.22	-20.1%
Dividend Per Share ()(3)	–	–		20.00

(1)	Other income is net of Finance Cost

(2)	Includes interest income (pre-tax) of $232 Mn (1,933 crores) and reversal of net tax provisions amounting to $5 Mn (38 crores) on account of orders received under sections 250 & 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for certain assessment years. This has resulted in a positive impact on the consolidated Basic and Diluted EPS by approximately $0.06 (4.76) for the quarter ended March 31, 2024

(3)	Dividend excludes special Dividend of $0.10 (8.00) per share for the quarter ended March 31, 2024

(4)	USD/INR exchange rate of 83.41 considered for Q4’24